SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2005	Commission File Number 001-12003
Meridian Gold Inc.

(Translation of registrant’s name into English)
9670 Gateway Drive Suite 200, Reno NV 89521

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐                     Form 40-F ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                     No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Meridian Gold Inc.
9670 Gateway Drive, Suite 200
Reno, Nevada 89521
Phone:	(775) 850-3777
Fax:	(775) 850-3733

MERIDIAN GOLD SIGNS AN AGREEMENT TO EXPLORE PROPERTY
SITUATED IN THE ALHUE DISTRICT
(All dollar amounts in U.S. currency)
Reno, Nevada, August 8th, 2005 – Meridian Gold Inc.(TSX:MNG)(NYSE:MDG) is pleased to announce that it has signed an Agreement with Minera Florida S.A, a private Chilean Company, to fund exploration of the Alhué District in Chile.
El Manzano/Florida Mines
The El Manzano/Florida Mines, are located on an area of approximately 120 square kilometers of land within the Alhué District, situated 73 kilometers south of Santiago in Region Metropolitana, central Chile. The El Manzano/Florida Mines are owned by Minera Florida and affiliate Minera Agua Fría, and operated by Minera Florida. Historically, the area has been mined for over 100 years as a vein district.
The Transaction
Under the Agreement, Meridian Gold will fund up to $5 million in exploration costs over 18 months in order to arrive at a purchase decision to acquire 100% of the outstanding capital stock of Minera Florida for $100 million in cash. This $5 million of exploration costs includes 40,000 meters of drilling in order to upgrade reserves and resources to NI 43-101 standards, exploration drilling to expand known resources, and funding of the tunnels that have been developed for exploration purposes.
The Operation
Since 1988, Minera Florida has produced almost 1 million ounces of gold from the Alhué District. In 2004, the El Manzano/Florida Mines produced 70,000 ounces of gold at a cash cost of $155 per ounce of gold, using byproduct accounting, as reported by Minera Florida. The mining method used has been sublevel stoping for veins from 3 meters in width and for stockwork zones up to 20 meters in width. State of the art bulk underground mining techniques and a highly skilled workforce have produced very low mining costs. Minera Florida is a privately held Chilean company and their reserves and resources have not been audited for NI 43-101 compliance. During the 18 month review process Meridian will focus exploration on confirming the known mineralization to report reserves and resources and expand the existing mineralization.
Darcy Marud, Vice President of Exploration, explains; “The El Manzano/Florida Mines have produced 70, 000 ounces of gold per year and based on current operating parameters and existing mineralization, we see at least 7-10 years additional production. The numerous veins on this property and the past production of this district establish an excellent opportunity for exploration potential and expansion of the economic mineralization.”
The geology of the Alhué District consists of low sulfidation veins and mesothermal stockwork systems emplaced in a volcanic sequence known as Lo Valle Formation of Cretaceous age. The mineralogy is mainly native gold, electrum, galena and sphalerite.
Meridian Gold believes that the north-west structural corridor, within the Lo Valle Formation, provides excellent exploration potential for further discoveries. In order to test these concepts, Minera Florida will develop almost one kilometer of underground tunnels in the north-west trending structural corridor from which underground drill stations will be developed to explore for both new veins and new stockwork zones. These tunnels will be completed early in the third quarter.

The Strategy
Brian Kennedy, Meridian Gold’s Chief Executive Officer commented, “This transaction is consistent with our strategy of expanding our Chilean gold business. Chile is a country with excellent geologic potential for vein systems and has a modern, sophisticated and supportive infrastructure. In addition, we see potential synergies for our employees and for our mining and processing technologies by having two operations within two vein districts in Chile. We look forward to working with the employees and management of Minera Florida in helping develop the full potential of this large property position.”
Meridian Gold Inc. is a different kind of gold company because we focus on profitability, and the quality of the ounces we produce, not the quantity of ounces produced. The quality of these ounces is measured by the value we deliver to all stakeholders in the process, including our shareholders, our employees and the communities and environment in which we live and operate. Meridian Gold Inc.’s approximately 100 million common shares are traded on the Toronto Stock Exchange (MNG) and the New York Stock Exchange (MDG).
Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or other future events, including forecast production, earnings and cash flows, to be materially different from any future results, performances or achievements or other events expressly or implicitly predicted by such forward-looking statements. Such risks, uncertainties and other factors include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, recent operating losses, uncertainty of title to properties, risk associated with foreign operations, environmental risks and hazards, proposed legislation affecting the mining industry, litigation, governmental regulation of the mining industry, properties without known mineable reserves, uncertainty as to calculations of reserves, mineral deposits and grades, requirement of additional financing, uninsured risks, competition, dependence on key management personnel, potential volatility of market price of the Company’s common shares, dilution and certain anti-takeover effects. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this forward-looking information and disclaims any legal liability to do so, except in accordance with applicable securities laws.
For further information, please visit our website at www.meridiangold.com, or contact:

Kelsey Peters	Tel: (800) 572-4519
Investor Relations	Fax: (775) 850-3733
Meridian Gold Inc.	E-mail: investorrelations@meridiangold.com

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